SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

(full title of Plan)

TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Stock Purchase Program

We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Stock Purchase Program as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn
Fort Worth, Texas
January 20, 2004

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets
Receivables:
Employee	$1,040,431	$865,822
Employer	513,525	430,164

Total assets	1,553,956	1,295,986
Liabilities	—	—

Net Assets Available for Benefits	$1,553,956	$1,295,986

See accompanying notes to Financial Statements.

TANDY BRANDS ACCESSORIES, INC.
STOCK PURCHASE PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2003	2002
Additions to Net Assets
Contributions:
Employee	$1,040,431	$865,822
Employer	513,525	430,164

Total additions to net assets	1,553,956	1,295,986

Deductions from Net Assets
Benefit distributions	1,295,986	1,118,511

Net increase in net assets available for benefits	257,970	177,475
Net assets available for benefits at beginning of year	1,295,986	1,118,511

Net assets available for benefits at end of year	$1,553,956	$1,295,986

See accompanying notes to Financial Statements.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

A. Description of Plan

The following description of the Tandy Brands Accessories, Inc. Stock Purchase Program (the “Plan”) sponsored by Tandy Brands Accessories, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to assist the employees of the Company in building personal net worth and to encourage ownership in the Company by providing a Plan for regular investment in the Company’s common stock.

Employees who are of legal age, continuously employed for six months or more, and work a minimum of twenty hours per week are eligible to participate in the Plan. Once an eligible employee reaches two years of continuous service, participation in the Tandy Brands Accessories, Inc. Employees Investment Plan is required to continue participation in the Plan.

Contributions

A participant may contribute to the Plan through authorized payroll deduction of 5% or 10% of their qualifying compensation.

The Company matches 25% of the participant contributions for eligible employees with less than two years of continuous employment with the Company. Eligible employees with two years of continuous employment that participate in the Tandy Brands Accessories, Inc. Employees Investment Plan receive a 50% matching contribution from the Company.

The employee payroll deduction is accumulated and the Company contribution is determined and accrued monthly. The total contributions for each month are credited to the participants’ accounts as stock on the basis of a price equal to the average of the closing market price of the stock for the month.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution for each month. Participant accounts are valued on a monthly basis in accordance with the Plan’s provisions.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of Plan — continued

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Payment of Benefits

Each participant’s account is distributed by approximately February 15 following the end of each calendar year. Fractional shares are retained, however; fractional shares pertaining to former employees may be paid in cash in accordance with the Plan’s provisions.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company as determined by the Plan’s administrator.

Receivables

As of December 31, 2003 and 2002, 100% of the Plan's assets are receivables from the Company related to employer and employee contributions. Such contributions in a given year are settled in the following year via distributions of Company stock, which is valued at its quoted market price and is subject to market risk customarily associated with equity investments.

Payment of Benefits

Benefits are recorded when paid. Benefits payable at December 31, 2003 and 2002, were $1,553,956 and $1,295,986, respectively.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PROGRAM

NOTES TO FINANCIAL STATEMENTS (continued)

B. Summary of Significant Accounting Policies — continued

Presentation

Certain prior year balances have been reclassified to conform to the current year presentation.

C. Administration of Plan Assets

The Company holds and manages the Plan’s assets, which are principally receivables.

Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company.

D. Average Share Price

The average share prices by month for the Company’s common stock for the year ended December 31, 2003, were as follows:

Average
Month	Share Price
January	$9.7042
February	10.0831
March	10.0560
April	10.1591
May	10.6012
June	11.7321
July	12.4925
August	13.8006
September	14.7228
October	15.1657
November	15.0537
December	15.4577

E. Tax Status

The Plan is not a qualified plan as determined by the Internal Revenue Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. STOCK PURCHASE PLAN
/s/ J.S.B. Jenkins
J.S.B. Jenkins
Administrative Committee Member

Date: March 8, 2004

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation of our report dated January 20, 2004, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement of Form S-8 (Registration No. 33-41262) pertaining to the Tandy Brands Accessories, Inc. Stock Purchase Program.

/s/ Whitley Penn
Fort Worth, Texas
January 20, 2004